

A+ℬ
4/1/2003

03015989

SE_____ COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53648

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL RECEIVED
MAR 2 5 2003
187 SECTION

REPORT FOR THE PERIOD BEGINNING _01/01/02_ AND ENDING _12/31/02_
(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CROSSLAND CAPITAL PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11766 WILSHIRE BLVD. SUITE 220
(No. and Street)

LOS ANGELES   _CA_   _90025_
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT STEPHENSON AN ACCOUNTANCY CORPORATION
(Name – if individual, state last, first, middle name)

715 N. SEPULVEDA BLVD SUITE A, MANHATTAN BEACH CA 90266
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

A+ℬ
4/1/2003

CM

OATH OR AFFIRMATION

I, _JEFF N. CROSSLAND_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _CROSSLAND CAPITAL PARTNERS, LLC_ , as of _DECEMBER 31_ , 20_02_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

JANE BROCKMAN
Commission # 1253469
Notary Public — California
Los Angeles County
My Comm. Expires Mar 14, 2004

Signature

PRINCIPAL
Title

Marie Brockman
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2002

<u>CROSSLAND CAPTIAL PARTNERS,LLC</u>

11766 WILSHIRE BLVD., SUITE 220

<u>LOS ANGELES, CALIFORNIA 90025</u>

CONTENTS

ROBERT STEPHENSON
An Accountancy Corporation
515 N. Sepulveda Blvd., Suite A
Manhattan Beach, California 90266
(310) 318-1592

INDEPENDENT AUDITOR'S REPORT

Members
Crossland Capital Partners, LLC
Los Angeles, California

I have audited the accompanying statement of financial condition of Crossland Capital Partners, LLC (a California limited liability company) as of December 31, 2002 and the related statements of revenue and expenses, changes in cash flows, and changes in members' capital for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Crossland Capital Partners, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. The above-mentioned supplemental schedule, when considered in relation to the financial statements, presents fairly, in all material respects the information included therein in conformity with the rules under the Securities Exchange Act of 1934.

Manhattan Beach, California
February 18, 2003

Crossland Capital Partners, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

CURRENT ASSETS
Cash $ 41,087
Receivables
    Fees $100,000
    Note and accrued interest 209,829 309,829

        Total current assets 350,916

PROPERTY AND EQUIPMENT - AT COST
Furniture and equipment $ 18,949
Less accumulated depreciation 947 18,002

OTHER ASSET
Deposit 1,962

$370,880
========

LIABILITIES

CURRENT LIABILITIES
Accounts payable $ 8,484
State income taxes 1,500

        Total current liabilities 9,984

DEFERRED REVENUE 209,829

COMMITMENT -

MEMBERS' CAPITAL 151,067

$370,880
========

The accompanying notes are an integral part of this statement.

Crossland Capital Partners, LLC

STATEMENT OF REVENUE AND EXPENSES

For the year ended December 31, 2002

REVENUE

Fees		$125,000

OPERATING EXPENSES

Consulting fees	$ 32,000	
Other member compensation and benefits	31,082	
Regulatory fees and expenses	1,305	
Other expenses	43,504	
Depreciation	947	108,838
Income from operations		16,162
INCOME TAXES - STATE		1,500
NET INCOME		$ 14,662

The accompanying notes are an integral part of this statement.

Crossland Capital Partners, LLC

STATEMENT OF CASH FLOWS

For the year ended December 31, 2002

Cash flows from operating activities	
Cash received from customers	$ 25,000
Cash paid to suppliers and employees	(163,520)
Income taxes paid	(800)
Net cash (used in) operating activities	$(139,320)
Cash flows from investing activities	
Payments for the purchase of property	(18,949)
Deposit	(1,962)
Net cash (used in) investing activities	(20,911)
Cash flows from financing activities	
Contributions from members	52,115
Distributions to members	(112,806)
Net cash (used in) financing activities	(60,691)
Net decrease in cash	(220,922)
Cash at January 1, 2002	262,009
Cash at December 31, 2002	$ 41,087
	=========
Reconciliation of net income to net cash (used in) operating activities	
Net income	$ 14,662
Adjustments to reconcile net income to net cash (used in) operating activities	
Depreciation	947
(Increase) decrease in:	
Receivables	(107,228)
Increase (decrease) in:	
Accounts payable	(56,429)
Income taxes	1,500
Other liabilities	7,228
Net cash (used in) operating activities	(139,320)
	=========

The accompanying notes are an integral part of this statement.

6

Crossland Capital Partners, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

For the year ended December 31, 2002

Balance at January 1, 2002	$ 197,096
Contributions from members	52,115
Distributions to members	(112,806)
Net income for the year	14,662
Balance at December 31, 2002	$ 151,067

The accompanying notes are an integral part of this statement.

Crossland Capital Partners, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the company's accounting policies consistently applied in the preparation of its financial statements is as follows:

1. Crossland Capital Partners, LLC was formed October 23, 2001 under the laws of the State of California. The Company is a broker dealer registered with the National Association of Securities Dealers.

2. As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had complied with both requirements.

3. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, principally using the straight line modified accelerated cost recovery method (MACRS).

4. Income taxes on the results of operations are payable personally by the members. Therefore income taxes are not accrued in the accompanying financial statements.

5. For purposes of the statement of cash flows, the company considers all unrestricted investment instruments purchased with original maturities of three months or less to be cash equivalents. At December 31, 2002 there were no cash equivalents.

6. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

Crossland Capital Partners, LLC

NOTES TO FINANCIAL STATEMENTS - Continued

December 31, 2002

NOTE B - NOTE RECEIVABLE AND DEFERRED REVENUE

In 2001 the company entered into an agreement for advisory and placement fees. A portion of those fees were received in 2001 and the balance in the amount of $200,000 is deferred until the sale or refinancing of certain real property. The amount in the financial statements of $209,829 includes $9,829 of accrued interest provided for in the agreement. The entire amount will not be recognized as revenue until collected because it is contingent on future events not in control of the company.

NOTE C - COMMITMENT

The company conducts its operations in leased facilities under an operating lease which expires December 31, 2003. The agreement provides for fixed monthly rental payments with future annual minimums as follows:

Fiscal year	Amount
2003	$24,214

Crossland Capital Partners, LLC

COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c 3-1

December 31, 2002

NET CREDITS

   Members' capital $151,067

DEBITS

   Nonallowable assets   119,964

      NET CAPITAL $ 31,103

6-2/3% of aggregate indebtedness amount
   or $5,000, whichever is greater   5,000

      EXCESS NET CAPITAL $ 26,103
                                              ========

SCHEDULE 1 - RECONCILIATION OF AUDITED NET CAPITAL TO
             UNAUDITED NET CAPITAL AT DECEMBER 31, 2002

   Net capital per unaudited Focus Report II A $ 13,201

   Adjustments
     Accounts payable   11,402
     Income taxes   1,500   12,902

   Net capital per audit report $ 26,103
                                            ========

Crossland Capital Partners, LLC

COMPUTATION OF DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c 3-3

December 31, 2002

The Respondent claims an exemption from Rule 15c 3-3 under Section
(k)(2)(B).

Crossland Capital Partners, LLC

INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c 3-3

December 31, 2002

Schedule is not applicable.

PART II

Crossland Capital Partners, LLC

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE

December 31, 2002

ROBERT STEPHENSON
An Accountancy Corporation
515 N. Sepulveda Blvd., Suite A
Manhattan Beach, California 90266
(310) 318-1592

Members
Crossland Capital Partners, LLC

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE

I have examined management's assertion, included in its representation letter dated February 18, 2003, that Crossland Capital Partners, LLC maintained an effective internal control structure over financial reporting as of December 31, 2002.

My examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control structure over financial reporting, testing and evaluating the design and operating effectiveness of the internal control structure, and such other procedures as I considered necessary in the circumstances. I believe that my examination provides a reasonable basis for my opinion.

Because of inherent limitations in any internal control structure, errors or irregularities may occur and not be detected. Also, projections of any evaluation of the internal control structure over financial reporting to future periods are subject to the risk that the internal control structure may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In my opinion, management's assertion that Crossland Capital Partners, LLC maintained an effective internal control structure over financial reporting as of December 31, 2002, is fairly stated, in all material respects, based on criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

This report is intended solely for the information and use of the Members, management of Crossland Capital Partners, LLC, and the Securities and Exchange Commission and should not be used for any other purpose.

Manhattan Beach, California
February 18, 2003

To Whom It May Concern:

I am requesting information on Enron. Specifically, the balance sheets, income statements, and cash flow statements for their most recent 20 quarters starting in 1996 and ending in 2000. I am a student who is writing a research paper on their bankruptcy in which I must analyze these financial statements. My address is 101 North 1st Street, Indiana, PA 15701. I tried to recover the statements on your website but was unable to find any information past 1997 using EDGAR. Thank you for your help.

Sincerely,
Forrest Carter